UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 25, 2017

Commission File Number: 000-14740

North American Nickel Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

C/o Bennett Jones LLP Attn: Sander Grieve 3400 - One First Canadian Place P.O. Box 130, Toronto, Ontario M5X 1A4
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

North American Nickel Inc. on May 25, 2017 has distributed Exhibits 99.1 to 99.4 [inclusive] to the applicable Canadian securities regulators and to shareholders who requested same, to disseminate its interim financial statements and related materials for the Quarter ended March 31, 2017.

On May 25, 2017 the board of directors approved for distribution to shareholders and intermediaries Exhibits 99.5 to 99.6 [inclusive], regarding the Company's
Annual General meeting scheduled for June 29, 2017.

The disclosure documents can be viewed on the Canadian disclosure website
www.sedar.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

North American Nickel Inc.

Date: May 31, 2017	By:	Douglas Ford
	Name:	Douglas Ford
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Q1 2017 Financial Statements
99.2	Q1 2017 Management Discussion and Analysis
99.3	CEO certification Q1 2017
99.4	CFO certification Q1 2017
99.5	2017 Annual General Meeting Notice & Circular
99.6	2017 Annual General Meeting Proxy - sample